U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50325

NOTIFICATION OF LATE FILING	CUSIP NUMBER 261877104
(Check One):

[  ]   Form 10-K
[X]    Form 10-Q
[  ]    Form 20-F
[  ]    Form N-SAR
[  ]    Form 11-K
[  ]    Form N-CSR

          For Period Ended: September 24, 2005
          [  ]   Transition Report on Form 10-K
          [  ]   Transition Report on Form 20-F
          [  ]   Transition Report on Form 11-K
          [  ]   Transition Report on Form 10-Q
          [  ]   Transition Report on Form N-SAR
          For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION
CONTAINED HEREIN

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information

Full Name of Registrant: Former Name if Applicable: Address of Principal Executive Office:	Dreyer’s Grand Ice Cream Holdings, Inc. N/A 5929 College Avenue Oakland, CA 94618
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative
State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)
A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
During the preparation of its Form 10-Q Report for the quarter ended September 24, 2005, the Registrant concluded that as of September 24, 2005 the Registrant did not maintain effective controls over the valuation and determination of its deferred income tax assets and income tax provision. Specifically, the Registrant did not maintain effective controls to ensure that the valuation of deferred tax assets, including any associated valuation allowance, was determined based upon appropriate supporting documentation. This control deficiency resulted in an adjustment identified by the Registrant’s independent registered public accounting firm to the Registrant’s interim consolidated financial statements for the quarter ended September 24, 2005. Additionally, this control deficiency could result in a misstatement of the aforementioned account balances that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, the Registrant has determined that this control deficiency represents a material weakness in its internal control over financial reporting. The Registrant intends to disclose a more detailed description of this material weakness, including its plan for remediating this material weakness, in its Form 10-Q Report for the quarter ended September 24, 2005. The Registrant does not believe that the material weakness in its internal control over financial reporting will have an impact on the financial results to be reported for the quarter ended September 24, 2005, but is continuing to evaluate whether additional disclosures will be required to be made in the Registrant’s Form 10-Q Report for the quarter ended September 24, 2005.
Part IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification: Douglas M. Holdt, Executive Vice President-Finance and Administration and Chief Financial Officer (510) 652-8187

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
DREYER’S GRAND ICE CREAM HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 4, 2005	By:	/s/ Douglas M. Holdt
Douglas M. Holdt, Executive Vice
President-Finance and Administration and Chief Financial Officer (Principal Financial Officer)